Uxin Limited

1&3/F, No. 12 Beitucheng East Road

Chaoyang District, Beijing 100029

People’s Republic of China

January 9, 2023

VIA EDGAR

Ms. Jennie Beysolow

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited (the “Company”)
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed on August 1, 2022 (File No. 001-38527)

Dear Ms. Beysolow and Ms. Beech,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 27, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2022 filed with the Commission on August 1, 2022 (the “2022 Form 20-F”) and the Company’s response to the Staff’s comments regarding the 2022 Form 20-F submitted on December 14, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 3

1.	We note your response to comment 3. Please further revise your proposed disclosure on page 106 in Item 5 to also discuss the transfers of cash between the former VIE and your PRC subsidiaries that you have included in your proposed disclosure on page 5. In this regard, it appears you have only included disclosure regarding transfers of cash between the holding company and the former VIE and your PRC subsidiaries. Lastly, please include a specific cross reference to the relevant disclosure in the summary risk factors in your proposed disclosure on page 5.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings per the blacklining shown below, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 106 (Liquidity and Capital Resources)

“Cash flows and working capital

……

~~We~~ Uxin Limited may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

For the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, Uxin Limited did not make any capital contribution or loans to our PRC subsidiaries or the former VIEs. Our PRC subsidiaries received RMB71.5 million, RMB6.1 million, RMB12.0 million and RMB50.2 million from the former VIEs for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations, and payments of service fees in the fiscal year 2019 for rendering management consulting services to the former VIEs in the fiscal year 2018. The former VIEs received RMB2.1 million, RMB61.4 million, RMB35.5 million and RMB66.8 million from our PRC subsidiaries for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations and the payment of service fees in the fiscal year 2019 for rendering technology support services to the subsidiaries in the fiscal year 2018. Furthermore, RMB149.5 million was transferred from the former VIEs to our PRC subsidiaries in the three months ended March 31, 2020 as a return of capital to our PRC subsidiaries after the receipt of the sales proceeds related to the sale of the salvage car related business. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for each of the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. There were no other transfers of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. There were no other transfers of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange,” ~~and~~ “Item 4. Information on the Company—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities~~.~~,” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

Page 5 (Key Information)

“~~Impact of Taxation on Dividends~~ Cash and Asset Flows through Our Organization

…

Our PRC subsidiaries received RMB71.5 million, RMB6.1 million, RMB12.0 million and RMB50.2 million from the former VIEs for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include cash advances made by the former VIEs to our PRC subsidiaries for the purchase of cars and/or services from third parties for daily operations, and payment of service fees in the fiscal year 2019 for rendering management consulting services to the former VIEs in the fiscal year 2018. The former VIEs received RMB2.1 million, RMB61.4 million, RMB35.5 million and RMB66.8 million from our PRC subsidiaries for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022, respectively, which include the repayment of aforementioned cash advances for daily operations and the payment of service fees in the fiscal year 2019 for rendering technology support services to the subsidiaries in the fiscal year 2018. Furthermore, RMB149.5 million was transferred from the former VIEs to our PRC subsidiaries in the three months ended March 31, 2020 for return of the capital to our PRC subsidiaries after the receipt of the sales proceeds related to the sale of the salvage car related business. See “Item 4.A. History and Development of the Company—Divestitures of Our Loan Facilitation, Salvage Car and 2B Businesses.” We believe the amount of the cash flows between the former VIEs and our PRC subsidiaries were immaterial to our company for each of the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. For risks relating to our corporate structure, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors— Risks Related to Our Corporate Structure—If the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation, or if these regulations change or are interpreted differently in the future, our shares and/or ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs.”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

There were no other transfers of assets, dividends or distributions made between Uxin Limited, the former VIEs and our PRC subsidiaries and no transfer of cash or other assets, dividends or distributions made to U.S. investors for the year ended December 31, 2019, the three months ended March 31, 2020, and the fiscal years ended March 31, 2021 and 2022. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

Furthermore, cash transfers from our PRC subsidiaries to entities outside of ~~China~~ mainland China are subject to PRC government controls on currency conversion. As a result, cash in ~~the PRC~~ mainland China may not be available to fund operations or for other use outside of ~~the PRC~~ mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries and the former VIEs to transfer cash. In view of the foregoing, to the extent cash in our business is held in ~~China~~ mainland China or by a ~~PRC~~ mainland China entity, such cash may not be available to fund operations or for other use outside of mainland China~~the PRC~~. As of the date of this annual report, there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities. However, if certain restrictions or limitations were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities may not be available to fund operations or for other use outside of Hong Kong. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors— Risks Related to Doing Business in China—Cash transfers from our PRC subsidiaries to entities outside of mainland China are subject to PRC government controls on currency conversion. As a result, cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on our PRC subsidiaries’ ability to transfer cash. There is no assurance the PRC government will not intervene in or impose restrictions on us, our subsidiaries, and the former VIEs to transfer cash. Although currently there are not equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, our Hong Kong entities, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong entities in the future, the funds in our Hong Kong entities, likewise, may not be available to fund operations or for other use outside of Hong Kong” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment” for details.””

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

2.	We note your response to comment 4. Please revise to add in your revised disclosure on page 5 a cross reference to your revised disclosure on page 12 in your Summary of Risk Factors section.

The Company respectfully advises the Staff to refer to the Company’s response to comment #1 above, where the Company has added cross reference to the Summary of Risk Factors section under “Cash and Asset Flows through Our Organization” on page 5.

3.	We note your response to comment 5 and reissue in part. Please revise to disclose whether any permissions or approvals have been denied with respect to the operation of your business. In this regard, we note your disclosure that you were not denied permission or approval from any other PRC government authority with respect to [y]our issuance or offering of securities to foreign investors. In addition, please clarify whether your revised list of requisite permissions and approvals, which includes registrations with local government authorities for used car dealers and vehicle maintenance, is exhaustive, and if not, please revise to disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors.

In response to the Staff’s comment, the Company respectfully proposes to further revise the relevant disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings per the blacklining shown below, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

Page 4 (Key Information)

“Permissions Required from the PRC Authorities ~~for Our Operations~~

We conduct our business in China primarily through our subsidiaries and historically, through former VIEs in China with which we had maintained contractual arrangements. Our operations in China are governed by PRC laws and regulations. As advised by our PRC legal counsel, Beijing DOCVIT Law Firm, ~~Our~~ our PRC subsidiaries have obtained all ~~the~~ requisite ~~licenses and permits~~ permissions and approvals from the PRC government authorities that are necessary for the business operations of our PRC subsidiaries, including the Electronic Data Interchange license, or the EDI license, and registrations with local government authorities for used car dealers and vehicle maintenance. We, our PRC subsidiaries and the former VIEs, have not been required to apply for, nor have we been denied for, any permission or approval from any PRC government authority with respect to the operation of our business or our issuance of securities to foreign investors. ~~As of the date of this annual report, we have not received any requirement from Chinese governmental authorities to obtain other permissions for our operation and issuance of securities to foreign investors.~~ Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our previous issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, (i) as advised by our PRC legal counsel, we, our PRC subsidiaries and the former VIEs, ~~(i)~~ are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and ~~(ii)~~ are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and ~~(iii)~~ (ii) we, our PRC subsidiaries and the former VIEs, have not received or were denied such permissions by ~~any PRC authority~~ the CSRC or the CAC~~, and (iii) we, our PRC subsidiaries and the former VIEs, have not been required to apply for, nor have we been denied for, any permission or approval from any other PRC government authority with respect to our issuance or offering of securities to foreign investors~~.

…”

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

Risk Factors

You may experience difficulties in effecting service of legal process..., page 28

4.	Please revise your risk factor to disclose how many of your directors are located in Mainland China and Hong Kong. In this regard, it appears your disclosure only references your senior executive officers in Mainland China. Please also address the risks associated with the difficulty of effective service of process and collecting judgments in Hong Kong. In this regard, we note your disclosure only speaks to Mainland China, yet it appears you have subsidiaries in Hong Kong, and you disclosed in response to comment 6 that one of the Company’s independent directors resides in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to further revise the referenced disclosure its future Form 20-F filings per the blacklining shown below (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response.

Page 38 (Risk Factors)

“You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions ~~in China~~ against us or our directors and management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, other than one independent director that resides in the United States, all of our directors and senior executive officers reside within mainland China and Hong Kong for a significant portion of the time and ~~most are PRC~~  are residents of mainland China or Hong Kong. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China and Hong Kong. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside in mainland China and Hong Kong~~, none of whom currently reside in the United States~~ and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands ~~or the PRC,~~ mainland China or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

January 9, 2023

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Furthermore, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States.

…”

*      *      *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 5691-6765 or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852-3740-4858 or shu.du@skadden.com.

Very truly yours,

/s/ Feng Lin
Feng Lin
Chief Financial Officer

cc:	Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP